UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Ocean Thermal Energy Corporation (formerly TetriDyn Solutions, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

675101 109

(CUSIP Number)

00 South Queen Street, Lancaster, PA 17603, Attention: Jeremy Feakins

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675101 109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeremy P. Feakins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,781,006
	8.	SHARED VOTING POWER 17,078,001
	9.	SOLE DISPOSITIVE POWER 7,781,006
	10.	SHARED DISPOSITIVE POWER 17,078,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,078,001
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 112,652,340 shares of Common Stock outstanding as of August 14, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2017 and assuming the conversion by the Reporting Persons of the Promissory Notes issued by the Issuer to the Reporting Persons on each of June 23, 2015, November 23, 2015 and December 21, 2016 for an aggregate of 9,031,490 shares of Common Stock.

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CUSIP No. 675101 109	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPF Venture Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,296,995
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,296,995

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,296,995
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 112,652,340 shares of Common Stock outstanding as of August 14, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2017 and assuming the conversion by the Reporting Persons of the Promissory Notes issued by the Issuer to the Reporting Persons on each of June 23, 2015, November 23, 2015 and December 21, 2016 for an aggregate of 9,031,490 shares of Common Stock.

SCHEDULE 13D

CUSIP No.  675101 109

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Ocean Thermal Energy Corporation, a Nevada corporation (formerly known as TetriDyn Solutions, Inc.) (the “Issuer”). The address of the principal executive office of the Issuer is 800 South Queen Street, Lancaster, PA 17603.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of Mr. Jeremy P. Feakins, a natural person (“Mr. Feakins”) and JPF Venture Group, Inc., a Delaware corporation (“JPF”). Mr. Feakins and JPF are referred to collectively as the “Reporting Persons”.

(b) The Reporting Persons’ principal business address is 800 South Queen Street, Lancaster, PA 17603.

(c) JPF’s business consists of developing residential communities and owning shares of the Issuer.  Mr. Feakins is the Chief Executive Officer and Chief Financial Officer of the Issuer and serves as a director on the Board of Directors of the Issuer. Mr. Feakins is the majority owner, chairman and chief executive officer of JPF, with sole authority to take action on behalf of JPF.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Mr. Feakins is a citizen of the United States. JPF is incorporated in Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Feakins is the Chief Executive Officer and President of the Issuer and serves as a director on the Board of Directors of the Issuer. Mr. Feakins is the majority owner, chairman and chief executive officer of JPF, with sole authority to take action on behalf of JPF. 254,667 shares of Common Stock acquired by JPF were acquired for $100,000 in cash on March 23, 2015, pursuant to that certain Investment Agreement, dated March 12, 2015, by and between JPF, the Issuer and Antoinette Knapp Hempstead (the “Investment Agreement”), as previously reported in the Current Report on Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2015 (the “June 2015 8-K”). The Investment Agreement discusses the acquisition of 29,372,277 shares of Common Stock by JPF but this amount, as reported herein, has been adjusted in connection with the reverse stock split effected by the Issuer on December 31, 2016, as discussed and reported in the definitive Information Statement on Schedule 14C filed by the Issuer with the SEC on April 13, 2017 (the “Reverse Stock Split”), and the forward stock split effected by the Issuer on May 8, 2017, as discussed and reported in the Current Report on Form 8-K filed by the Issuer with the SEC on May 12, 2017 (the “Forward Stock Split”).

On April 6, 2016, the Board of Directors of the Issuer approved an award of 17,341 shares of the Issuer’s Common Stock (the “Stock Award”) to Mr. Feakins under the Issuer’s 2016 Incentive Plan, dated April 6, 2016. The consideration for the Stock Award was Mr. Feakins’ service as an officer of the Issuer. The value of the services provided, and the amount of compensation related to the receipt of the Stock Award is $60,000 which is equal to the fair market value of the Stock Award. The Stock Award authorized the grant of 2,000,000 shares of Common Stock to Mr. Feakins but this amount, as reported herein, has been adjusted in connection with the Reverse Stock Split and the Forward Stock Split.

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10,838 shares of Common Stock were acquired by JPF on December 8, 2016, pursuant to that certain Asset Purchase Agreement dated December 8, 2016 (the “Purchase Agreement”), by and between the Issuer and JPF pursuant to which the Issuer completed the purchase (the “Acquisition”) of all assets of JPF used primarily in connection with the business of JPF consisting of the development of a sustainable living community by creating an ecologically sustainable “EcoVillage” powered by 100% fossil-fuel free electricity, buildings cooled by energy efficient and chemical free systems, and on-site water produced for drinking, aquaculture and agriculture (the “Assets”). Under the terms of the Purchase Agreement, the purchase price for the Assets was the issuance to the Seller of 10,838 shares of Common Stock. The Purchase Price described in the Purchase Agreement is 1,250,000 shares of Common Stock but this amount, as reported herein, was adjusted in connection with the Reverse Stock Split and the Forward Stock Split.

7,763,665 shares of Common Stock were acquired by Mr. Feakins on May 9, 2017, in connection with the consummation of the acquisition of all outstanding equity interests of Ocean Thermal Energy Corporation, a Delaware corporation (“OTE”), by the Issuer pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”) by and between the Issuer and OTE, with a newly-created Delaware corporation that was wholly-owned by the Issuer (“TetriDyn Merger Sub”), merging with and into OTE (the “Merger”) and OTE continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer. Effective upon the consummation of the Merger (the “Closing”), each share of the common stock of OTE issued and outstanding immediately prior to the consummation of the Merger was converted at the Closing into the right to receive shares of the Issuer. Mr. Feakins owned 7,763,665 shares of common stock of OTE immediately prior to the consummation of the Merger and thus received 7,763,665 shares of Common Stock of the Issuer effective upon the consummation of the Merger.

Beneficial ownership of 3,612,596 shares of Common Stock was acquired by JPF on June 23, 2015 for $50,000 in cash pursuant to the terms of that certain demand Promissory Note issued by the Issuer to JPF, dated as of June 23, 2015 (the “June 2015 Promissory Note”). The June 2015 Promissory Note states that JPF is entitled at its option at any time prior to payment to convert any portion of the principal amount of the Promissory Note into Common Stock at the rate of one share for each $0.01384 of principal amount of the Promissory Note and to, at the option of JPF, adjust such conversion price in the event of any stock split, merger or similar change in the Common Stock. The conversion price has been adjusted in connection with the Forward Stock Split.

Beneficial ownership of 3,612,596 shares of Common Stock was acquired by JPF on November 23, 2015 for $50,000 in cash pursuant to the terms of that certain demand Promissory Note issued by the Issuer to JPF, dated as of November 23, 2015 (the “November 2015 Promissory Note”). The November 2015 Promissory Note states that JPF is entitled at its option at any time prior to payment to convert any portion of the principal amount of the Promissory Note into Common Stock at the rate of one share for each $0.01384 of principal amount of the Promissory Note and to, at the option of JPF, adjust such conversion price in the event of any stock split, merger or similar change in the Common Stock. The conversion price has been adjusted in connection with the Forward Stock Split.

Beneficial ownership of 1,806,298 shares of Common Stock was acquired by JPF on December 21, 2016 for $25,000 in cash pursuant to the terms of that certain demand Promissory Note issued by the Issuer to JPF, dated as of December 21, 2016 (the “December 2016 Promissory Note”). The December 2016 Promissory Note states that JPF is entitled at its option at any time prior to payment to convert any portion of the principal amount of the Promissory Note into Common Stock at the rate of one share for each $0.01384 of principal amount of the Promissory Note and to, at the option of JPF, adjust such conversion price in the event of any stock split, merger or similar change in the Common Stock. The conversion price has been adjusted in connection with the Forward Stock Split.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the terms of the Investment Agreement, JPF acquired 55% of the issued and outstanding shares of the Issuer outstanding as of March 23, 2015. In connection with the Investment Agreement, Jeremy Feakins was appointed as a director of the Issuer.

See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Mr. Feakins is a control person of the Issuer. Except as set forth above, the securities of the Issuer were acquired by the Reporting Person for investment and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)   The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons may be deemed to beneficially own an aggregate of 17,078,001 shares of Common Stock, which constitutes 14.0% of the shares of Common Stock outstanding. The percentage set forth in Row 13 of the cover pages and this Item 5(a) assumes that 112,652,340 shares of Common Stock were outstanding as of the date of this Statement, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on August 14, 2017 and assumes the conversion by JPF of the Promissory Notes issued by the Issuer to JPF on each of June 23, 2015, November 23, 2015 and December 21, 2016 for an aggregate of 9,031,490 shares of Common Stock.

See Item 3 of this Statement, which is hereby incorporated by reference in this Item 5(a).

(b)   The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons have shared voting power and shared dispositive power with respect to 9,296,995 shares of Common Stock. Jeremy Feakins has sole voting power and sole dispositive power with respect to 7,781,006 shares of Common Stock.

See Item 2 of this Statement, which is hereby incorporated by reference in this Item 5(b).

(c)   Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days.

(d)   To the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, their shares of Common Stock of the Issuer.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the terms of the organizational documents of JPF, Mr. Feakins, the chief executive officer and majority owner of JPF has the sole authority to act on behalf of JPF with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 of this Statement, which is hereby incorporated by reference into this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.
Exhibit 2

Investment Agreement, dated as of March 12, 2015, between and among the Issuer, Antoinette Knapp Hempstead and JPF Venture Group, Inc. (incorporated by reference to Exhibit 10.19 to the Issuer’s Current Report on Form 8-K filed on June 8, 2015).

Exhibit 3

Asset Purchase Agreement, dated December 8, 2016, by and between the Issuer and JPF Venture Group, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 12, 2016).

Exhibit 4

Agreement and Plan of Merger, dated as of March 1, 2017, by and between the Issuer and Ocean Thermal Energy Corporation (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 10, 2017).

Exhibit 5

Promissory Note, dated as of June 23, 2015, issued by the Issuer to JPF Venture Group, Inc. (incorporated by reference to Exhibit 10.23 to the Issuer’s Quarterly Report on Form 10-Q filed on October 2, 2015).

Exhibit 6

Promissory Note, dated as of November 23, 2015, issued by the Issuer to JPF Venture Group, Inc. (incorporated by reference to Exhibit 10.26 to the Issuer’s Annual Report on Form 10-K filed on March 30, 2016).

Exhibit 7	Promissory Note, dated as of December 21, 2016, issued by the Issuer to JPF Venture Group, Inc (filed concurrently herewith).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2017

JPF VENTURE GROUP, INC.

By:    /s/ Jeremy P. Feakins

Jeremy P. Feakins, Chief Executive Officer

/s/ Jeremy P. Feakins

Jeremy P. Feakins

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Exhibit 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

Date: August 25, 2017

JPF Venture Group, Inc.

By _/s/ Jeremy P. Feakins
Jeremy P. Feakins, Chief Executive Officer

/s/ Jeremy P. Feakins

Jeremy P. Feakins

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PROMISSORY NOTE

$25,000	Lancaster, PA	December 21, 2016

FOR VALUE RECEIVED, the undersigned, TETRIDYN SOLUTIONS, INC., a Nevada corporation (“Maker”), whose mailing address and principal office is 800 South Queen Street, Lancaster, PA 17603, USA, hereby promises to pay to JPF VENTURE GROUP, INC., a Delaware corporation (“Payee”), whose mailing address is 800 South Queen Street, Lancaster, PA 17603, up to the principal sum of TWENTY FIVE THOUSAND DOLLARS AND NO CENTS ($25,000), as represented by advances from time to time, in lawful money of the United States of America for payment of private debts, together with interest (calculated on the basis of the actual number of days elapsed but computed as if each year consisted of 360 days) on the unpaid principal balance from time to time outstanding at a rate, except as otherwise provided in this Note, of six percent (6%) per annum.

1.       Payments. All unpaid principal and all accrued and unpaid interest shall be due and payable within 90 days after demand.

2.       Time and Place of Payment. If any payment falls due on a day that is considered a legal holiday in the state of Delaware, Maker shall be entitled to delay such payment until the next succeeding regular business day, but interest shall continue to accrue until the payment is in fact made. Each payment or prepayment hereon must be paid at the office of Payee set forth above or at such other place as the Payee or other holder hereof may, from time to time, designate in writing.

3.       Prepayment. Maker reserves the right and privilege of prepaying this Note in whole or in part, at any time or from time to time, upon 30 days’ written notice, without premium, charge, or penalty. Prepayments on this Note shall be applied first to accrued and unpaid interest to the date of such prepayment, next to expenses for which Payee is due to be reimbursed under the terms of this Note, and then to the unpaid principal balance hereof.

4.       Conversion. Subject to and in compliance with the provisions contained herein, Payee is entitled, at its option, at any time prior to maturity, or in the case this Note or some portion hereof shall have been called for prepayment before such date, then for this Note or such portion hereof, until and including, but not after, the close of business within 30 days after the date of notice of prepayment, to convert this Note (or any portion of the principal amount hereof or accrued and unpaid interest hereon) into fully paid and nonassessable shares (calculated as to each conversion to the nearest share) of common stock, par value $0.001 per share, of Maker (the “Shares”) at the rate of one share for each $0.03 of principal amount of this Note, by surrender of this Note, duly endorsed (if so required by Maker) or assigned to Maker or in blank, to Maker at its offices, accompanied by written notice to Maker, in the form attached hereto, that Payee elects to convert this Note or, if less than the entire principal amount hereof is to be converted, the portion thereof to be converted. On conversion, Payee shall be entitled to payment of accrued interest on this Note through the date of conversion. No fractions of Shares will be issued on conversion, but instead of any fractional interest, Maker will pay cash. Payee is entitled, at its option, to require that the exercise price be appropriately adjusted in the event of any stock splits, reverse-split, merger, consolidation, conversion, or any similar change in Maker’s common stock. Payee is also entitled, at its option, to require that the conversion price and number of shares issuable on conversion of this Note be appropriately adjusted in the event of any stock splits, reverse-split, merger, consolidation, conversion, or similar change in Maker’s common stock. For the avoidance of doubt, it is explicitly agreed that if the Payee does not exercise these options, the exercise price, conversion price, and number of shares shall remain unchanged after any stock splits, reverse-split, merger, consolidation, conversion, or any similar change in Maker’s common stock.

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5.       Default.

(a)       Without notice or demand (which are hereby waived), the entire unpaid principal balance of, and all accrued interest on, this Note shall immediately become due and payable at Payee’s option upon the occurrence of one or more of the following events of default (“Events of Default”):

(i)       the failure or refusal of Maker to pay principal or interest on this Note within 10 days of when the same becomes due in accordance with the terms hereof;

(ii)       the failure or refusal of Maker punctually and properly to perform, observe, and comply with any covenant or agreement contained herein, and such failure or refusal continues for a period of 30 days after Maker has (or, with the exercise of reasonable investigation, should have) notice hereof;

(iii)       Maker shall: (1) voluntarily seek, consent to, or acquiesce in the benefit or benefits of any Debtor Relief Law (defined hereinafter); or (2) become a party to (or be made the subject of) any proceeding provided for by any Debtor Relief Law, other than as a creditor or claimant, that could suspend or otherwise adversely affect the Rights (defined hereinafter) of Payee granted herein (unless, in the event such proceeding is involuntary, the petition instituting same is dismissed within 60 days of the filing of same). “Debtor Relief Law” means the Bankruptcy Code of the United States of America and all other applicable liquidation, conservatorship, bankruptcy, moratorium, rearrangement, receivership, insolvency, reorganization, suspension of payments, or similar Laws from time to time in effect affecting the Rights of creditors generally. “Rights” means rights, remedies, powers, and privileges. “Laws” means all applicable statutes, laws, ordinances, regulations, orders, writs, injunctions, or decrees of any state, commonwealth, nation, territory, possession, county, parish, municipality, or Tribunal. “Tribunal” means any court or governmental department, commission, board, bureau, agency, or instrumentality of the United States or of any state, commonwealth, nation, territory, possession, county, parish, or municipality, whether now or hereafter constituted and/or existing;

(iv)       the failure to have discharged within a period of 30 days after the commencement thereof any attachment, sequestration, or similar proceeding against any of the assets of Maker, or the loss, theft, or destruction of, or occurrence of substantial damage to, a material part of the assets of Maker, except to the extent adequately covered by insurance; and

(v)       Maker fails to pay any money judgment against it at least 10 days prior to the date on which any of Maker’s assets may be lawfully sold to satisfy such judgment.

(b)       If any one or more of the Events of Default specified above shall have happened, Payee may, at its option: (i) declare the entire unpaid balance of principal and accrued interest on this Note to be immediately due and payable without notice or demand; (ii) offset against this Note any sum or sums owed by Payee to Maker; (iii) reduce any claim to judgment; (iv) foreclose all liens and security interests securing payment thereof or any part thereof; and (v) proceed to protect and enforce its rights by suit in equity, action of law, or other appropriate proceedings, whether for the specific performance of any covenant or agreement contained in this Note, in aid of the exercise granted by this Note of any right, or to enforce any other legal or equitable right or remedy of Payee.

6.       Cumulative Rights. No delay on Payee’s part in the exercise of any power or right, or single partial exercise of any such power or right, under this Note or under any other instrument executed pursuant hereto shall operate as a waiver thereof. Enforcement by Payee of any security for the payment hereof shall not constitute any election by it of remedies, so as to preclude the exercise of any other remedy available to it.

7.       Collection Costs. If this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceeding at law or in equity or in bankruptcy, receivership, or other court proceedings, Maker agrees to pay all costs of collection, including Payee’s court costs and reasonable attorney’s fees.

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8.       Waiver. Maker, and each surety, endorser, guarantor, and other party liable for the payment of any sums of money payable on this Note, jointly and severally waive presentment and demand for payment, protest, and notice of protest and nonpayment, or other notice of default, except as specified herein, and agree that their liability on this Note shall not be affected by any renewal or extension in the time of payment hereof, indulgences, partial payment, release, or change in any security for the payment of this Note, before or after maturity, regardless of the number of such renewals, extensions, indulgences, releases, or changes.

9.       Notices. Any notice, demand, request, or other communication permitted or required under this Note shall be in writing and shall be deemed to have been given as of the date so delivered, if personally served; as of the date so sent, if sent by electronic mail and receipt is acknowledged by the recipient; one day after the date so sent, if delivered by overnight courier service; or three days after the date so mailed, if mailed by certified mail, return receipt requested, addressed to Maker at its address on the first page.

10.       Successor and Assigns. All of the covenants, stipulations, promises, and agreements in this Note contained by or on behalf of Maker shall bind its successors and assigns, whether so expressed or not; provided, however, that neither Maker nor Payee may, without the prior written consent of the other, assign any rights, powers, duties, or obligations under this Note.

11.       Headings. The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

12.       Applicable Law. This Note is being executed and delivered, and is intended to be performed, in the state of Delaware, and the substantive laws of such state shall govern the validity, construction, enforcement, and interpretation of this Note, except insofar as federal laws shall have application.

13.       Security. This Note is unsecured.

EXECUTED effective the year and date first above written.

TETRIDYN SOLUTIONS, INC.

By: /s/ Peter Wolfson
Peter Wolfson, Director

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TetriDyn Solutions, Inc.

800 South Queen Street

Lancaster, PA 17603, USA

Re:       Conversion of Note

Gentlemen:

The undersigned owner of this Note hereby irrevocably exercises the option to convert this Note or the portion hereof designated, into shares of common stock, par value $0.001 per share, of TetriDyn Solutions, Inc., in accordance with the terms of this Note, and directs that the shares issuable and deliverable upon the conversion, together with any check in payment for fractional shares, be issued in the name of and delivered to the undersigned unless a different name has been indicated below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay any transfer taxes payable with respect thereto.

(Signature)
Dated: ________________________________
FILL IN FOR REGISTRATION
OF SHARES:

JPF VENTURE GROUP, INC.	47-1973424
(Printed name)	(Social Security or Other Identifying Number)

800 South Queen Street	Lancaster, PA 17603
(Street Address)	(City/State/Zip Code)

Portion to be converted (if less than all)

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